Exhibit 1.02

MICROS SYSTEMS, INC.

Conflict Minerals Report

For the Year Ended December 31, 2013

Introduction

The Conflict Minerals Report (“Report”) of MICROS Systems, Inc. (“the Company” or “we”) for the year ended December 31, 2013 is provided pursuant to the requirements of Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). Terms referenced in this report and not defined herein are defined in the Rule and in the Securities and Exchange Commission (“SEC”) release adopting the Rule (Conflict Minerals, Release No. 34-67716 (August 22, 2013)). The Rule was adopted by the SEC to implement reporting and disclosure requirements related to "conflict minerals," as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Conflict minerals are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten, the trade in which sometimes benefits armed groups operating in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the "Covered Countries"). This is our initial Conflict Minerals Report, and covers the 2013 calendar year.

Company Overview

The Company is a leading worldwide designer, manufacturer, marketer, and servicer of enterprise applications solutions for the global food and beverage, hotel and retail industries. Our enterprise application information solutions comprise three major areas: (1) food and beverage information systems, (2) hotel information systems, and (3) retail information systems. The food and beverage information systems consist of hardware and software for point-of-sale and operational applications, ecommerce, back office applications, including inventory, labor and financial management, gift cards, and certain centrally hosted enterprise applications. The hotel information systems consist of software encompassing room reservation management systems, sales and catering, revenue management, ecommerce, business analytics, central reservations, and interfaces to third party applications. The retail information systems consist of software encompassing point-of-sale, loss prevention, ecommerce, business analytics, customer gift cards, electronic payments and enterprise applications.

Supply Chain

Materials used in the manufacture of the Company products (including products manufactured by the Company and products that the Company contracts to have manufactured for it) are purchased from a large number of suppliers. The Company, as a purchaser, is several steps removed in the supply chain from the actual mining of conflict materials. The origin of conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict minerals-containing derivatives. The smelters and refiners are the consolidating points for raw ore and are in the best position in the supply chain to know the origin of the ores.

Due Diligence

The Company considered that all of its products containing electronic circuitry or any type of metal necessarily contain conflict minerals. Accordingly, the Company undertook due diligence measures on the source and chain of custody of the conflict minerals used in our products to determine whether the conflict minerals originated from Covered Countries and did not come from recycled or scrap sources, and, if so, whether such materials were DRC conflict free.

The design of our conflict minerals due diligence program is in conformity with the framework established by The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

Our due diligence effort initially focused on the source and chain of custody of the conflict minerals in our products to determine whether such products were DRC conflict free. The Company’s Vice President of Procurement and Logistics oversaw this process. In addition to direct supervision of the due diligence process, our Vice President of Procurement and Logistics also attended webinars and reviewed current literature to determine best practices for the due diligence process, and conducted training for the Company personnel and, where applicable, personnel from our primary contract manufacturer to assure a consistent methodology.

We conducted a review of all of our non-software products and classified them into three categories as follows:

-	Products manufactured by the Company or contracted by the Company for manufacture and which are subject to the Rule

-	Products manufactured by others that we re-sell and that are not deemed to be contracted by the Company for manufacture and, therefore, are not subject to the Rule (for clarity, references in this report to conflict minerals “in our products” do not include conflict minerals that may be in these products.

-	Products, such as packaging and product manuals, that clearly do not contain conflict minerals and thus are not subject to the Rule.

The following is a list of our products that we identified as likely to contain conflict minerals and that either we manufacture or a contracted by us for manufacture (i.e., excluding products manufactured by others that we re-sell):

Workstation 5A
PC Workstation 2015
mTablet / mStation
Keyboard Workstation 270
MICROS cash drawers, stands, and peripherals made in Germany
JTech Paging Systems
MICROS A12 POS Terminal
ForeCourt Controller

For each of those products, the bill of materials for the product was reviewed and each supplier that provided materials or components incorporated into those products was identified.

We then sought to obtain information from the identified suppliers to enable us to determine the original source of the conflict materials in the components or materials provided by the suppliers. As we are a downstream purchaser of conflict minerals, we sought information from our suppliers using the template developed jointly by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI). The EICC and GeSI have modeled processes for companies to use to undertake reasonable due diligence with their supply chain to assure conflict minerals are not being sourced from mines in the Covered Countries that are controlled by or benefitting armed groups (as defined in the Rule). In addition to the survey, we also advised each supplier of our intention to only source materials containing conflict minerals not from a Covered Country.

Each survey response received was evaluated for questionability (red flags) with an emphasis on commodities that were believed to contain conflict minerals, including, for example, responses indicating the absence of conflict minerals in components known to contain them, or responses regarding country of origin for materials that we believed did not reflect current levels of industry knowledge. Priority of the evaluation was also given to materials purchased of significant complexity since the risk of containing conflict minerals is inherently higher in such products.

After a review of the survey data, we followed up with each supplier that had provided incomplete or information that we believed to be potentially inaccurate to seek additional clarifying information. We also followed up with those suppliers who failed to respond. With respect to the contract manufacturer that provides most of our products that we believe may contain conflict minerals, we took extra measures, including direct involvement in and ongoing monitoring of the contract manufacturer’s supply chain data collection efforts, review of the data obtained, and questioning, where necessary, the resulting information that they provided to us.

As of April 3, 2014, approximately 75% of our suppliers that we believe provide conflict minerals included in our products have responded. Based on the results of our due diligence efforts, we have as yet been unable to determine whether any of our products that contain conflict minerals qualify as DRC conflict free.

The progress and findings of this due diligence process were periodically summarized and presented to the Company’s executive management team and the audit committee members.

Future Due Diligence Measures

During the reporting period for the calendar year ending December 31, 2014, we continue to engage in the activities described above in “Due Diligence.” In our efforts to attain a conflict-free supply chain for our products, we, with the expected cooperation and assistance of our contract manufacturers, intend to continue to contact suppliers identified in our due diligence process suppliers to assure the surveys are completed and updated as additional information becomes available. As new products are developed and new suppliers identified, we will take a proactive approach in pursuing and obtaining the necessary information. For those suppliers who are or continue to be non-responsive, we may consider appropriate remedial measures including identification of alternate suppliers. It is our goal to continually improve the transparency of the supply chain and to mitigate the risk that the conflict minerals necessary to the function of our products are not DRC conflict free.

Limitations of Our Due Diligence Efforts

We are a downstream purchaser of parts and components, some of which contain conflict minerals. As a result, we may not have or have access to data relating to the original sources of conflict materials necessary to the functionality or manufacture of our products. We must rely on our suppliers who, in turn, must rely on their upstream suppliers in the supply chain to obtain necessary information. Information supplied by various entities in the supply chain may be inaccurate or incomplete. Moreover, as this is the first year in which the Rule is operative, we have encountered supplier unfamiliarity with the data gathering process required by the Rule, which we believe has delayed the provision of information and may increase the risks that information provided will be inaccurate or incomplete.